February 24, 2016

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

RE:         Franklin Covey Co. (the Company)
Form 10-K for the year ended August 31, 2015
File No. 1-11107
Response to Commission Letter Dated February 11, 2016

Dear Mr. Gordon:

This letter is written in response to the review of the Company’s Form 10-K for the year ended August 31, 2015 as outlined in the Commission’s letter dated February 11, 2016.  As requested, the Company is providing the following supplemental information and responses regarding our financial statements and disclosures based on your review of our Form 10-K.  The Company will incorporate revisions and additional disclosures as requested by this comment letter in its future filings, as appropriate, with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview, Page 28

1.
We note you were able to achieve sales growth during fiscal 2015 despite $5.2 million of adverse impact from the effects of foreign exchange.  Please tell us whether you also experienced an offsetting impact to the cost of sales for such strengthened U.S. dollar, as you indicate gross margin was also adversely impacted by foreign exchange and there appears to be no discussion of the impact to your total cost of sales.  Additionally, tell us what consideration you gave to providing a constant currency disclosure to quantitatively illustrate the impact of changes in foreign currency rates between periods.

Response:  As noted, the strengthening U.S. dollar had a $5.2 million adverse impact on our sales during the fiscal year ended August 31, 2015 compared with what sales would have been using fiscal 2014 exchange rates.  The strengthening U.S. dollar also reduced our cost of sales by $1.1 million during fiscal 2015.  International licensee royalty revenues, which totaled $13.7 million in fiscal 2015 (after $1.0 million of adverse foreign exchange impact), do not have any associated cost of sales.  If foreign currency exchange rates had remained consistent with the prior year, the Company’s gross margin would have been 66.1 percent of sales for fiscal 2015 compared with 65.8 percent as reported.  While not the only reason for the decline in gross margin percentage from the prior year, as described in our Form 10-K, we believe that foreign exchange rates were a meaningful component in the overall mix of events and circumstances that led to the slight reduction in our gross margin during fiscal 2015.

The Company’s goals for its Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) include allowing users of the financial statements to “see through the eyes of management” and to gather enough data to make informed decisions about the Company and its prospects.  We also seek to utilize MD&A disclosure to answer frequently asked questions from our financial statement users.  A significant number of the questions we receive from investors and other financial statement users are related to sales growth and profitability of operations as measured by Operating Income and/or Adjusted EBITDA.  Based on financial results during fiscal 2015, we believed that the most significant impact from foreign exchange rates during the year was on our sales growth, which increased two percent over fiscal 2014, but would have increased nearly five percent on a constant currency basis.  Although the impact of foreign exchange rates on sales (in dollars) was only approximately 2.5 percent of sales, the Company believed that the impact on the sales growth rate was meaningful to financial statement users in assessing our performance for the year.  As a result, we believed it was sufficient to disclose the effects of foreign exchange in certain sections of our MD&A, primarily related to sales growth, for fiscal 2015.

While preparing disclosures in our Form 10-K and other filings, the Company regularly considers providing constant currency disclosure based on the perceived materiality and usefulness of these disclosures to financial statement users.  In future filings, the Company will continue to consider including additional constant currency disclosure and other information to improve its reporting of the impact of foreign exchange rates on the Company’s results of operations.

1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 58

2.
We note certain of your training and consulting contracts contain multiple-element deliverables that include training along with other products and services.  Please tell us, and disclose in future filings to the extent material, information required by paragraph 2 of ASC 605-25-50.

Response:  We recognize revenue when: 1) persuasive evidence of an arrangement exists, 2) delivery of product has occurred or services have been rendered, 3) the price to the customer is fixed or determinable, and 4) collectability is reasonably assured.  For training and service sales, these conditions are generally met upon presentation of the training seminar or delivery of the consulting services based upon daily rates.  For most of our product sales, these conditions are met upon shipment of the product to the customer.  At times, our customers may request access to our intellectual property for the flexibility to print certain training materials or to have access to certain training videos and other training aids at their convenience.  For intellectual property license sales, the revenue recognition conditions are generally met at the later of delivery of the curriculum to the client or the effective date of the arrangement.

Revenue recognition for multiple-element arrangements requires judgment to determine if multiple elements exist, whether elements can be accounted for as separate units of accounting, and if so, the fair value for each of the elements.  A deliverable constitutes a separate unit of accounting when it has standalone value to our clients.  We routinely enter into arrangements that can include various combinations of multiple training curriculum, consulting services, and intellectual property licenses.  The timing of delivery and performance of the elements typically varies from contract to contract.  Generally, these items qualify as separate units of accounting because they have value to the customer on a standalone basis.

When the Company’s training and consulting arrangements contain multiple deliverables, consideration is allocated at the inception of the arrangement to all deliverables based on their relative selling prices at the beginning of the agreement, and revenue is recognized as each curriculum, consulting service, or intellectual property license is delivered.  We use the following selling price hierarchy to determine the fair value to be used for allocating revenue to the elements: (i) vendor-specific objective evidence of fair value (VSOE), (ii) third-party evidence (TPE), and (iii) best estimate of selling price (ESP).  Generally, VSOE is based on established pricing and discounting practices for the deliverables when sold separately.  In determining VSOE, we require that a substantial majority of the selling prices fall within a narrow range.  When VSOE cannot be established, judgment is applied with respect to whether a selling price can be established based on TPE, which is determined based on competitor prices for similar offerings when sold separately.  Our products and services normally contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained.  When we are unable to establish a selling price using VSOE or TPE, ESP is used in our allocation of arrangement consideration.  ESPs are established as best estimates of what the selling price would be if the deliverables were sold regularly on a stand-alone basis.  Our process for determining ESPs requires judgment and considers multiple factors, such as market conditions, type of customer, geographies, stage of product lifecycle, internal costs, and gross margin objectives.  These factors may vary over time depending upon the unique facts and circumstances related to each deliverable.  However, we do not expect the effect of changes in the selling price or method or assumptions used to determine selling price to have a significant effect on the allocation of arrangement consideration.

Our multiple-element arrangements generally do not include performance, cancellation, termination, or refund-type provisions.

We will include information required by paragraph 2 of ASC 605-25-50 as described above in future filings as requested by the Staff.

Other

Management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the responses presented above are fully responsive to the Staff’s comments on our annual report on Form 10-K for the fiscal year ended August 31, 2015 as filed with the Commission on November 13, 2015.  Please contact me with any further questions that you may have regarding these matters.

Sincerely,

/s/ Stephen D. Young

Stephen D. Young
Chief Financial Officer